

May 24 2011

Mr. Adrian Hennah
Chief Financial Officer
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

      Re: **Smith & Nephew plc**
             Form 20-F for the Year Ended December 31, 2010
             Filed March 3, 2011
             File No. 001-14978

Dear Mr. Hennah:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             Martin James
             Senior Assistant Chief Accountant